UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Duck Creek Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

264120 106

(CUSIP Number)

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Vista Equity Partners Fund VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 21,071,302 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,071,302 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (1) (see item 5)
14	Type of Reporting Person PN

(1)	Based on 132,888,209 shares of Common Stock of the Issuer issued and outstanding as of January 3, 2023.

1	Names of Reporting Persons Vista Equity Partners Fund VIII GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 21,071,302 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,071,302 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (1) (see item 5)
14	Type of Reporting Person PN

1	Names of Reporting Persons VEPF VIII GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 21,071,302 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,071,302 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (1) (see item 5)
14	Type of Reporting Person OO

1	Names of Reporting Persons Robert F. Smith
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 21,071,302 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,071,302 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9% (1) (see item 5)
14	Type of Reporting Person IN

The Reporting Persons, hereby amend their original Schedule 13D filing with the Securities and Exchange Commission with a filing date of January 18, 2023 (the “Original Schedule 13D”) relating to the Common Stock of the Issuer. Capitalized terms used in this Amendment No. 1 (this “Amendment”) and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Explanatory Note

This Amendment is made solely to correct typographical errors appearing on page 4 regarding VEPF VIII GP, LLC’s place of organization and Item 5 of the Original Schedule 13D. Specifically, the place of organization for VEPF VIII GP, LLC on page 4 should be Delaware and not the Cayman Islands, as previously reported in the Original Schedule 13D. Additionally, in Item 5 of the Amendment, the total number of shares of Issuer Common Stock subject to the Voting Agreement (as further described in Item 5) should be 21,071,302, or approximately 15.9% of the Issuer’s outstanding Common Stock, and not 52,678,254, or approximately 39.6% of the Issuer’s outstanding Common Stock, as reported in Item 5 of the Original Schedule 13D. To correct the clerical errors discussed above, page 4 and Item 5 of the Original Schedule 13D are hereby amended and replaced in their entirety by page 4 and Item 5 set forth herein.

Except as set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

As a result of the matters described in Item 4 above, the Reporting Persons, and the Accenture Signatories (the “Investors”) and certain of their affiliates may collectively be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act. The total number of shares of Issuer Common Stock subject to the voting agreements as described in the Voting Agreement, based on the number of shares of Issuer Common Stock owned by each of the Accenture Signatories and the Reporting Persons in the aggregate, is 21,071,302, or approximately 15.9% of the Issuer’s outstanding Common Stock. As a member of a group, the Reporting Persons may be deemed to beneficially own any shares of Issuer Common Stock that may be beneficially owned by each other member of the group. Each of the Investors expressly disclaims beneficial ownership of all securities owned by the other Investors and does not have sole or shared power to dispose of the securities. Shares beneficially owned by the other Investors are not the subject of this Schedule 13D and, accordingly, none of the other Investors are included as reporting persons herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2023	VISTA EQUITY PARTNERS FUND VIII, L.P.

	By:	Vista Equity Partners Fund VIII GP, L.P.
	Its:	General Partner

	By:	VEPF VIII GP, LLC
	Its:	General Partner

	By:	/s/ Robert F. Smith
	Name:	Robert F. Smith
	Title:	Director

VISTA EQUITY PARTNERS FUND VIII GP, L.P.

	By:	VEPF VIII GP, LLC
	Its:	General Partner

/s/ Robert F. Smith
	Name:	Robert F. Smith
	Title:	Director

VEPF VIII GP, LLC

/s/ Robert F. Smith
	Name:	Robert F. Smith
	Title:	Director

/s/ Robert F. Smith
Robert F. Smith